Exhibit 11

INGREDION INCORPORATED (“Ingredion”)

Computation of Net Income

Per Share of Common Stock

(All figures are in thousands except per share data)	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
Average shares outstanding — Basic	77,337	77,481

Effect of dilutive securities:
Stock options and other	1,233	1,279
Average shares outstanding — Assuming dilution	78,570	78,760

Net income attributable to Ingredion	$86,343	$292,182

Net income per share of Ingredion:
Basic	$1.12	$3.77
Diluted	$1.10	$3.71